UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                        Neutral Posture Ergonomics, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    64125E 10 5
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                                 (CUSIP Number)


                    Jaye E. Congleton, 3904 N. Texas Avenue,
                                 Bryan, TX 77803
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 August 19, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 64125E 10 5
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|   1  |   NAMES OF REPORTING PERSONS
|      |   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
|      |
|      |   Jay E. Congleton
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|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]
|      |   (SEE INSTRUCTIONS)                                     (b)[X]
|      |
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|   3  |   SEC USE ONLY
|      |
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|   4  |   SOURCE OF FUNDS (SEE INSTRUCTIONS)
|      |
|      |   PF
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|   5  |   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) OR 2(e)     [ ]
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|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   United States
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                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |  803,440(1)
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |  -0-
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |  803,440(1)
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |  -0-
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|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |    803,440(1)
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|  12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES (SEE INSTRUCTIONS)         [ ]
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|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |    24.3%
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|  14  |   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
|      |    IN
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(1) Includes Common Stock owned of record by Jaye Congleton (798,740), and
Common Stock owned of record by her grandchildren (4,700), of which Mrs. Congleton is the custodian. Does not include 891,510 shares of Common Stock owned by Mrs. Congleton's daughter, Rebecca Boenigk, as to which Mrs. Congleton disclaims beneficial ownership.

ITEM 1.     SECURITY AND ISSUER.

            This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Neutral Posture Ergonomics, Inc., a Texas corporation (the "Company"). The address of the principal executive offices of the Company is 3904 N. Texas Avenue Bryan, Texas 77803.

ITEM 2.     IDENTITY AND BACKGROUND.

            This statement is filed on behalf of Jaye E. Congleton.

            Mrs. Congleton's business address is 3904 N. Texas Avenue, Bryan, Texas, 77803 and her present principal occupation or employment at such address is serving as the Executive Vice President and Secretary of the Company. The Company manufactures, markets and distributes office, multi-task and ergonomic seating.

            Mrs. Congleton has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

            Mrs. Congleton has not, during the last five years, been a party to a court proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Mrs. Congleton is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

            The 500 shares of Common Stock acquired by the Reporting Person on the open market were acquired with $1,750 in personal funds. The 100 shares of Common Stock were granted to her by the Company under the Company's 1997 Omnibus Securities Plan. The Reporting Person also gifted an aggregate of 20,550 shares of Common Stock to a daughter and her grandchildren and is the custodian of two of her grandchildren's UGMA accounts.

ITEM 4.     PURPOSE OF THE TRANSACTION.

            Mrs. Congleton holds these shares for investment purposes. The Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

            The Reporting Person reserves the right to acquire additional securities of the Company, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of her investment goals, market conditions or other factors.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) Jaye Congleton, owns of record 798,740 shares of Common Stock (representing approximately 24.1% of the shares of Common Stock outstanding on December 31, 1998, based on information supplied by the Company to the Reporting Person). Jaye Congleton may be deemed to be the beneficial owner of an aggregate of 803,440 shares of Common Stock (representing approximately 24.3% of the shares of Common Stock outstanding on December 31, 1998, based on information supplied by the Company to the Reporting Person), which number includes, in addition to the 798,740 shares owned of record by her, 4,700 shares owned of record by her grandchildren's UGMA accounts, of which she is custodian.

      (b) Mrs. Congleton has sole power to vote or direct to vote and sole power to dispose or to direct to dispose of the 803,440 shares of Common Stock.

      (c) Except as disclosed herein, in the past 60 days, Mrs. Congleton has not engaged in any transactions in respect of shares of Common Stock.

      (d) Jaye Congleton has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 798,740 shares of Common Stock owned of record by her.

      (e) Not Applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Jaye Congleton is the mother of Rebecca Boenigk, who owns over 5% of the Common Stock and is the Chief Executive Officer, Chairman of the Board and a director of the Company.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      None

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1999



                                          /S/ JAYE CONGLETON
                                          Jaye E. Congleton